SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

BUCKEYE TECHNOLOGIES INC.

(Name of Subject Company (Issuer))

GP Cellulose Group LLC

an indirect wholly-owned subsidiary of

Georgia-Pacific LLC

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

118255108

(CUSIP Number of Class of Securities)

Tye Darland

Senior Vice President – General Counsel

Georgia-Pacific LLC

133 Peachtree St. NE

Atlanta, Georgia 30303

(404) 652-4000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person)

Copies to:

Mark D. Gerstein

Bradley C. Faris

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,504,790,925.00	$205,253.48

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 40,127,758 shares of common stock, par value $0.01 per share, of Buckeye Technologies Inc. at a purchase price of $37.50 per share. Such number of shares consists of (i) 39,528,015 shares of common stock issued and outstanding as of May 1, 2013, including 640,425 shares subject to forfeiture restrictions, repurchase rights, or other restrictions, and (ii) 599,743 shares of common stock that are expected to be issuable before the expiration of the Offer under vested options and other rights to acquire shares of common stock.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00013640 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $205,253.48	Filing Party: GP Cellulose Group LLC
Form or Registration No. Schedule TO	Date Filed: May 7, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement filed on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2013 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on May 15, 2013, Amendment No. 2 filed with the SEC on May 20, 2013, and this Amendment, the “Schedule TO”), which relates to the offer by GP Cellulose Group LLC, a Delaware limited liability company (the “Purchaser”) and an indirect wholly-owned subsidiary of Georgia-Pacific LLC, a Delaware limited liability company (“Georgia-Pacific”), to purchase all of the issued and outstanding shares of common stock (including Restricted Shares (as defined in the Offer to Purchase)), par value $0.01 per share, of Buckeye Technologies Inc., a Delaware corporation (“Buckeye”), at a purchase price of $37.50 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Amendment is being filed on behalf of Georgia-Pacific and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

The information set forth in the Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as set forth below.

(1) The information set forth in the Offer to Purchase under the caption “Section 14. Conditions of the Offer” is hereby amended and supplemented by amending and restating the third bullet point under such caption on page 64 of the Offer to Purchase as set forth below.

“•	any other approval, waiver or consent of any Governmental Entity required under applicable law to complete the Offer and the Merger (“Other Required Governmental Approvals”) has not been obtained, any waiting period thereunder (or extension thereof) has not lapsed or any mandated filing thereunder has not been made at or prior to the Expiration Date (the “Other Governmental Approvals Condition”) (see Section 15—“Certain Legal Matters—Antitrust Matters”);”

(2) The information set forth in the Offer to Purchase under the caption “Section 14. Conditions of the Offer” is hereby amended and supplemented by amending and restating the last paragraph under such caption on page 66 of the Offer to Purchase as set forth below.

“The foregoing conditions are for the sole benefit of the Purchaser, and, except as restricted by the Merger Agreement, may be asserted by the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by the Purchaser in its sole discretion in whole or in part at any time and from time to time at or prior to the Expiration Date, in each case subject to the terms of the Merger Agreement. Any reference in the Offer to Purchase or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time at or prior to the Expiration Date.”

(3) The information set forth in the Offer to Purchase under the caption “Section 17. Legal Proceedings” is hereby amended and supplemented by adding the following as a new paragraph to the end of the disclosure under such caption.

“On May 21, 2013, a telephonic hearing was held in In re Buckeye Technologies, Inc. Shareholders Litigation, Consolidated Case No. 8519-CS, on the plaintiffs’ motions to expedite proceedings and to set a hearing for a preliminary injunction. The Delaware Court ruled that the plaintiffs had failed to set forth a colorable basis for expedited proceedings and denied the plaintiffs’ motions.”

(4) The information set forth in the Offer to Purchase under the caption “Section 18. Miscellaneous” is hereby amended and supplemented by amending and restating the first paragraph under such caption on page 71 of the Offer to Purchase as set forth below.

“We are making the Offer to all holders of Shares other than Buckeye. We are not aware of any state in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If the Purchaser becomes aware of any state in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GP Cellulose Group LLC

By:	/s/ David G. Park
Name:	David G. Park
Title:	President

Georgia-Pacific LLC

By:	/s/ David G. Park
Name:	David G. Park
Title:	Senior Vice President of Strategy and Business Development

Date: May 22, 2013